September 18, 2008

At this time last year, I shared with you the progress we had made to successfully achieve our goals, as well as my perspective on our outlook for the years ahead. Many of our shareholders said they found this information helpful, and with that in mind, I am once again writing to update you on TransAlta’s outlook for the balance of this year, as well as the years ahead.

2008 Year-to-Date

We are on track to deliver another strong year of results and to achieve our goals of consistent low double-digit earnings growth, coupled with strong cash flow and financial strength. Market conditions remain good in our core regions of Alberta and the Pacific Northwest. Our operations, maintenance and administration costs are under control despite the inflationary pressures our industry is experiencing. Our Energy Trading business, in addition to providing us with valuable market information, is on track to deliver a record year of operations.

One area of disappointment for us is an increase in unplanned outages at our Alberta Thermal facilities, which reduces our revenues. Our maintenance and operations teams have identified the actions we need to take to get us back to the high level of performance we expect from these operations. Meanwhile, our other operations – Centralia Thermal, wind farms, geothermal, hydro and natural gas facilities – are all performing well. This momentum should help us end the year on a strong note and get 2009 off to an equally good start.

Our Outlook

It is not the same-old, same-old in our industry today. New supply is needed to meet growing demand and to replace aging operations, and advanced technologies must be introduced to meet ever more demanding environmental targets. These same forces, combined with volatile commodity prices, create strong cost inflation pressures and equipment and skills shortages. In addition, transmission constraints and regulatory uncertainty, especially in the area of environmental standards and compliance requirements, are growing issues. Only those generators that can successfully navigate the hurdles I’ve mentioned and who have the financial strength to weather these uncertainties will succeed.

In this regard our company is very well positioned. We are in good shape both defensively and offensively. We have a strong balance sheet – a must for a capital-intensive business when credit markets are in serious trouble. Our disciplined contracting strategy helps to protect our revenue stream, and our multi-market, multi-fuel strategies further reduce our risks.

Our development pipeline is also solid, particularly in renewables – a key growth segment. In both wind and geothermal we control robust energy resources. This means we can act quickly on these opportunities, largely on our own initiative. We know these businesses well. As an early developer and operator of co-generation facilities in Canada, we are well positioned to expand our natural gas co-generation fleet. Co-generation opportunities require partners, and our home market of Alberta is one of the best in North America for these types of facilities given the expansion of the oilsands and related refining industry.

We also own significant coal reserves – several decades worth based on current use of our coal facilities. Given that fuel is one of our largest costs, owning low-cost mine mouth coal is a huge advantage in our industry. For now though, we must limit growth of new coal facilities until new cost-effective environmental technologies are developed. I have no doubt that this will happen as the world energy players and researchers tackle this problem. Finding solutions to reduce greenhouse gas emissions is a global issue and the world is responding. We intend to play a leadership role in Canada in this regard.

At this point we have identified solid opportunities totaling more than 2,200 MW of capacity – of which half is renewable energy – that we can add to our fleet over the next five years. This would more than double our renewable portfolio’s capacity and increase our overall fleet’s capacity by 25 per cent. Of the 2,200 MW identified, 500 MW of new capacity is already under construction. These facilities are due to be commissioned and begin to generate positive cash flow in the 2009-2011 period.

With strong long-term demand in our markets, any new facilities developed will meet our financial targets and provide excellent earnings potential. We can take advantage of these opportunities due to the culture of strong financial discipline ingrained in our company – a culture to which we are firmly committed. We will balance these growth investments with dividend payments to our shareowners and future share buybacks, and we remain committed to maintaining an investment grade balance sheet. This combination will drive us to achieve our goals of consistent low double-digit earnings growth, capital returns of greater than 10 per cent and total shareholder returns of greater than 10 per cent – year-after-year. In the last four years, our earnings have nearly doubled and our total shareowner return has exceeded 85 per cent.

Update on the LS Power Equity Partners/Global Infrastructure Partners Situation

In July, the company received a non-binding letter from LS Power Equity Partners (LSP) and Global Infrastructure Partners (GIP) regarding engaging in a dialogue about a possible acquisition of TransAlta for $39 per share in cash.   Subsequently, a special committee of independent directors was established by our Board to review this proposal. On August 6, we announced that our Board of Directors had unanimously concluded that the proposal from LSP/GIP undervalues the company. This determination was made following a detailed and comprehensive review by the special committee, and based on advice from financial and legal advisors. The Board of Directors and special committee will continue to oversee this and any related process while management and all our employees remain focused on our operations and delivering on our commitments to our shareowners.

Building a Foundation for Strong, Sustainable Growth

With our combination of a strong balance sheet, diverse asset mix, excellent pipeline of growth projects, good market dynamics in our core geographies and team of experienced and tested operators, we are building a competitive advantage with the goal of delivering strong sustainable earnings growth in the years to come.

To accomplish this goal, we are keeping a very sharp focus on operational excellence through external benchmarking, safety, costs and, of course, productivity.

I hope you will tune in to our annual Investor Day webcast on October 6, 2008 to hear more about TransAlta’s outlook and growth plans. At this meeting, members of TransAlta’s executive leadership team will provide investors with a comprehensive overview of the company’s growth strategy and financial outlook.

Links to the webcast and presentation slides will be available at the start of the presentation via TransAlta’s website, www.transalta.com, under Webcasts in the Investor Relations section. I hope you can join us.

As always, I thank you for your support.

Steve Snyder

President & CEO